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                                                      Filed Pursuant to Rule 433
                                                     Registration No. 333-131107
                                                                  April 20, 2006

        FREE WRITING PROSPECTUS AND FINAL TERM SHEET DATED APRIL 20, 2006
                                3,437,500 SHARES

                         OMRIX BIOPHARMACEUTICALS, INC.
          THIS INFORMATION SUPPLEMENTS THE INFORMATION CONTAINED IN THE
                   PRELIMINARY PROSPECTUS DATED MARCH 24, 2006

The words "Omrix," "we," "us" and "our" refer to Omrix Biopharmaceuticals, Inc. and its subsidiaries.

ISSUER:                               Omrix Biopharmaceuticals, Inc.

SECURITIES:                           3,437,500 shares of common stock.

OVER-ALLOTMENT OPTION:                515,625 shares of common stock.

ISSUE PRICE TO PUBLIC:                $10.00 per share.

TRADE DATE:                           April 21, 2006.

EXPECTED SETTLEMENT DATE:             April 26, 2006.

ESTIMATED NET PROCEEDS TO US:         Approximately $30 million in net proceeds,
                                      after deducting underwriting discounts and commissions and estimated offering expenses payable by us, as opposed to approximately $49 million as reflected in the preliminary prospectus. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $34.8 million, as opposed to approximately $57 million as reflected in the preliminary prospectus.

USE OF PROCEEDS:                      We currently expect to use the net
                                      proceeds of this offering as follows:

                                      |_| approximately $15 million to partially finance the construction of our second manufacturing facility, out of a total estimated cost of $25 million with the balance being financed by loans from commercial banks, which we believe will allow us to expand our manufacturing capabilities for all of our products and product candidates;

                                      |_| approximately $6 million to fund our
                                      plan to expand our
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                                      biosurgical product line and to penetrate
                                      the market for biosurgical products in
                                      Japan and other countries, which we
                                      believe will allow us to register one or more of our biosurgical products, including Crosseal/Quixil and Crosseal II/Quixil II, independently or in collaboration with a local partner;

                                      |_| approximately $4.4 million to repay
                                      all amounts outstanding under our loan and security agreement with Hercules Technology Growth Capital Inc.;

                                      |_| we may use up to $3.8 million to repay principal, accrued interest and a prepayment premium of up to 100% to holders of its new convertible promissory notes who demand such prepayment; and

                                      |_| the balance for working capital and
                                      other general corporate purposes.

AS ADJUSTED BALANCE SHEET DATA:       As of December 31, 2005, adjusted to give
                                      effect to this offering:

                                      Cash and cash equivalents....... $ 36,995

                                      Working capital................. $ 33,486

                                      Total assets.................... $ 56,298

                                      Total debt...................... $ 11,105

                                      Accumulated deficit............. $(92,176)

                                      Stockholders' equity
                                        (deficiency).................. $ 24,445

CAPITALIZATION:                       As of December 31, 2005, adjusted to give
                                      effect to this offering:

                                      Cash and cash equivalents....... $ 36,995

                                      Total debt...................... $ 11,105

                                      Total stockholders' equity
                                        (deficiency).................. $ 24,445

                                      Total capitalization............ $ 35,550

DILUTION:                             After giving effect to our sale of
                                      3,437,500 shares in this offering:

                                      |_| as adjusted net tangible book value at
                                      December 31, 2005 would have been
                                      approximately $23.9 million, or $1.67 per
                                      share.
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                                      |_| this represents an immediate net
                                      tangible book value dilution of $8.33 per share to new investors purchasing shares in this offering.

                                      After giving effect to our sale of
                                      3,953,125 shares in this offering and
                                      assuming the underwriters' over-allotment option is exercised in full:

                                      |_| as adjusted net tangible book value at December 31, 2005 would have been approximately $28.7 million, or $1.93 per share.

                                      |_| this represents an immediate net
                                      tangible book value dilution of $8.07 per share to new investors purchasing shares in this offering.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling UBS Investment Bank at
(212) 821-3000.